Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
     August 27, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David L. Orlic, Esq. Attorney-Advisor Office of Mergers and Acquisitions Mail Stop 3628

RE:	Revlon, Inc. (“Revlon”) Schedule 13E-3/TO-I Filed on August 10, 2009 SEC File No. 005-49483
Dear Mr. Orlic:
               On behalf of Revlon, Inc. (“Revlon”) and MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 21, 2009 (the “Comment Letter”) relating to the Schedule 13E-3/TO-I filed by Revlon and MacAndrews & Forbes on August 10, 2009, as amended (File No. 005-49483) (the “Schedule 13E-3/TO”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 13E-3/TO and the Offer to Exchange filed as Exhibit (a)(1)(A) thereto (the “Offer to Exchange”).
Schedule 13E-3/TO-I

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

1.
Your signature block indicates that MacAndrews & Forbes is filing the schedule as a Schedule 13E-3 only. Given the background of the negotiations, MacAndrews & Forbes’s control over Revlon (and Mr. Perelman’s sole ownership of MacAndrews & Forbes), the fact that the consideration in this offer appears to be being indirectly provided by MacAndrews & Forbes, by means of a contribution of RCPC debt to Revlon by MacAndrews & Forbes, and their involvement in the structuring of the exchange offer, it appears that MacAndrews & Forbes and Mr. Perelman are co-bidders in this offer and should file a Schedule TO-T with respect to the offer providing any required disclosure. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site).

The Staff is respectfully advised that although both MacAndrews & Forbes and Mr. Perelman participated in negotiations related to the Exchange Offer and the other transactions to be effected in connection with the Exchange Offer, as disclosed in the Offer to Exchange, the Exchange Offer is being made solely by Revlon, and not by or on behalf of MacAndrews & Forbes. MacAndrews & Forbes and Mr. Perelman are not acting together with Revlon as bidders.

Indeed, MacAndrews & Forbes originally made the April 13 proposal and the May 26 alternative, each of which was a merger transaction and not an exchange offer (see the section of the Offer to Exchange titled “Special Factors—Background of the Transactions”). In lieu of the April 13 proposal and the May 26 alternative, Revlon and the independent members of its Board of Directors, who constitute a majority of the members of the Revlon Board of Directors, instead are pursuing the Exchange Offer.

In addition, the terms of the Exchange Offer were the result of extensive negotiations and deliberations by the independent members of the Board of Directors of Revlon and its counsel, in response to current business and financial conditions facing Revlon, not least of which is the near-term maturity of obligations owing from Revlon to MacAndrews & Forbes. All of this is described in detail in the section of the Offer to Exchange titled “Special Factors—Background of the Transactions.” Thus, while

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

MacAndrews & Forbes, by virtue of its large ownership interest in Revlon, has been a prominent participant in Revlon’s consideration of these matters and Revlon’s determination to make the Exchange Offer, and while MacAndrews & Forbes’s ownership interest in Revlon will increase if Revlon’s Exchange Offer is successful (and as a result MacAndrews & Forbes is a filing party on the Schedule 13E-3), MacAndrews & Forbes is not issuing the Revlon securities offered in Revlon’s Exchange Offer, and is not making the Exchange Offer. Rather, as disclosed and discussed in detail in the Exchange Offer, the consideration is a new security issued solely by Revlon, and the obligations of which are solely Revlon’s.

Moreover, although MacAndrews & Forbes is participating in transactions related to the Exchange Offer, it is not providing financing for Revlon’s Exchange Offer. The contribution of RCPC debt to Revlon by MacAndrews & Forbes is, again as fully disclosed, related to and contingent upon the success of Revlon’s Exchange Offer, but the contributed debt is not being used to “finance” the issuance of the securities offered in Revlon’s Exchange Offer, which do not involve any immediate payments in connection with the Exchange Offer, but rather will, if issued, represent ongoing and future obligations of Revlon.

Finally, we believe that it is worth noting that Revlon is a reporting issuer of long standing, that was not formed or caused to be formed by MacAndrews & Forbes as a nominal bidder. Revlon approved this transaction on its own through the approval of the Exchange Offer by all of the Independent Directors, who were represented by independent counsel, and it is these Independent Directors that negotiated on behalf of Revlon and authorized Revlon to conduct the Exchange Offer. MacAndrews & Forbes and Mr. Perelman were not engaged in those deliberations by the Independent Directors. Neither MacAndrews & Forbes nor Mr. Perelman are bidders in Revlon’s Exchange Offer.

2.
As noted above, Mr. Perelman is the sole shareholder of MacAndrews & Forbes. As a result, we believe Mr. Perelman is also engaged in the going private transaction. Please add Mr. Perelman as a filing person on the Schedule 13E-3 or explain why he should not be so included. See Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

In response to your comment, MacAndrews & Forbes is filing a separate Schedule 13E-3 from Revlon, and Mr. Perelman is included in that Schedule 13E-3 as a filing person.

3.
Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including Mr. Perelman, if applicable. For example, include a statement as to whether Mr. Perelman believes that the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by Mr. Perelman may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

In response to your comment, we are revising the Offer to Exchange to reflect the fact that Mr. Perelman is included in the Schedule 13E-3 as a filing person.

4.
Please tell us your authority for making your filing under a single, combined cover of both Schedule TO and Schedule 13E-3. General Instruction I to Schedule 13E-3, and General Instruction J to Schedule TO, permits a combined form to be filed under cover of Schedule TO, with the Rule 13E-3 box on the cover page being checked to indicate a combined filing.

Revlon is filing an amended Schedule TO with the Rule 13E-3 box on the cover checked, and, consistent with our response to Comment 1, MacAndrews & Forbes and Mr. Perelman are filing a separate amended Schedule 13E-3.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

5.
Your disclosure responsive to Item 2(f) of Schedule 13E-3 does not appear to provide all of the information required by Item 1002(f) of Regulation M-A, including the range of prices paid in prior stock purchases. Please advise, or revise your filing accordingly. In addition, ensure that all disclosure in Item 2 and all other items of the schedule are included in the document delivered to security holders. Refer to Rule 13e-3(e)(1) and General Instruction G of Schedule 13E-3.

The range of prices appears on page 5 of the Schedule 13E-3/TO under “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 2. Subject Company Information” in the first sentence of part (f). In response to your comment, we are revising the section of the Offer to Exchange titled “Transactions in Revlon Common Stock,” beginning on page 110, to include this information.

6.
We are unable to locate any disclosure responsive to Item 1008 of Regulation M-A with respect to the executive officers and directors of MacAndrews & Forbes. Please direct us to this disclosure, or revise your disclosure accordingly.

As indicated on page 10 of the Schedule 13E-3/TO in “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 11. Interest in Securities of the Subject Company,” the information required by Item 1008 of Regulation M-A is set forth in the sections of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” page 115 of the Offer to Exchange (in respect of Item 1008(a)) and “Transactions in Revlon Common Stock” page 110 of the Offer to Exchange (in respect of Item 1008(b)). We are adding this information with respect to the executive officers and directors of MacAndrews & Forbes.

7.
MacAndrews & Forbes and its affiliates do not appear to have filed a Schedule 13D relating to the proposed transaction, despite holding securities with the purpose or effect of changing or influencing control of Revlon. Please tell us generally how MacAndrews & Forbes has complied with Section 13d-1(a) with respect to its beneficial ownership of Revlon securities.

MacAndrews & Forbes respectfully advises the Staff that it does not currently have a Schedule 13D reporting obligation with respect to Revlon. Rather, MacAndrews & Forbes currently satisfies its reporting obligations

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

with respect to Section 13 by filing a Schedule 13G. MacAndrews & Forbes qualifies to file on Schedule 13G because it owned greater than 10% of Revlon’s Class A Common Stock prior to the registration of the Class A Common Stock pursuant to Section 12 of the Exchange Act. See SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Regulations 13D and 13G and Schedules Thereunder, Interpretation 2. If the Exchange Offer is consummated, and MacAndrews & Forbes acquires more than 2% of the shares of Revlon’s Class A Common Stock (together with any acquisitions of such shares by MacAndrews & Forbes during the preceding twelve months), then MacAndrews & Forbes will be required to file a statement on Schedule 13D in accordance with Section 13(d)(6)(B) of the Exchange Act and will do so at that time.

8.
Given the nature and number of the comments contained in this letter, please tell us whether you intend to recirculate the offer documents. If not, please provide us with your detailed legal analysis supporting your conclusion.

We confirm that we will recirculate the offer documents.
Offer to Exchange
General
9.
Please provide your detailed legal analysis regarding the applicability of the prompt payment provisions of Regulation 14E to your offer. See Rule 14e-1(c). We note that investors who accept the offer will be entitled to cash and special dividends and liquidation payments on a delayed basis.

We believe that the Exchange Offer satisfies the prompt payment rule set forth in Rule 14e-1(c). The consideration to be received by a tendering stockholder will be shares of Series A Preferred Stock, and, as disclosed on page 84 of the Offer to Exchange, “upon the terms and subject to the satisfaction or waiver of the conditions of the Exchange Offer as of the Expiration Date, promptly following the Expiration Date, we will accept any shares of Class A Common Stock validly tendered, and not properly withdrawn, prior to the Expiration Date and issue in consideration therefor shares of newly-issued Series A Preferred Stock.” Any cash and special dividends and liquidation preference that may be payable in the future will be payable pursuant to the terms of the Series A Preferred Stock.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

Because the Series A Preferred Stock will be issued to tendering stockholders promptly upon the closing of the Exchange Offer, the Exchange Offer will not result in a situation in which Revlon “may fail (a) to pay for securities purchased, or (b) to return to their owner’s securities not purchased promptly upon the termination of the tender offer.” Release 34-16384 (November 29, 1979) at n. 36. We therefore believe the Exchange Offer satisfies the prompt payment rule set forth in Rule 14e-1(c).

10.
Please include, in an appropriate place in your offering document, a table clearly illustrating a range of values for the payment that would be received by a tendering security holder upon consummation of a change of control transaction within (i) the first two years following consummation of the exchange offer and (ii) during the third year following the consummation of the exchange offer. The range of values presented should be bounded by a value that would result in the security holder receiving the minimum possible payout in an acquisition scenario and a value that would result in a security holder receiving the maximum possible payout in an acquisition scenario. The table should also include a reasonable range of intermediate amounts, and a clear description of any assumptions used in determining the range of values.

We are including a table in response to your comment on page 80 of the Offer to Exchange.

11.
Please disclose that you will comply with all applicable tender offer rules in connection with any exchange of Series A Preferred Stock for Series B Preferred Stock on the second anniversary of the exchange offer.

For the reasons discussed below, Revlon does not believe that the conversion feature of the Series A Preferred Stock is a tender offer, and therefore the federal tender offer rules are not applicable. Revlon believes that its conclusion is correct legally and that it is consistent with widespread and longstanding market practice.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

As a general matter, a convertible security is simply a security which gives the holder the option, at its sole discretion, to convert the original security into a different security of the issuer. Some convertible securities are convertible at any time during their term. However, a substantial market exists for convertible securities that become convertible only upon the occurrence of certain events, including the passage of a specified period of time, as set forth in the original security. When a triggering event occurs and the conversion feature of the convertible security becomes exercisable pursuant to its terms, the issuer is not required to make an offer for, or to invite the tender of, the convertible security. The issuer’s only obligations in that event are to provide notice that a triggering event has occurred, if required by the applicable governing instrument, and, if the holder duly exercises its conversion option, to deliver the consideration into which the convertible security is convertible.

The Series A Preferred Stock is a convertible security in which the conversion right is exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock.

Revlon believes that there is no basis for treating the conversion feature of the Series A Preferred Stock, as far as the SEC’s tender offer rules are concerned, different from any other convertible security. Neither we nor Revlon are aware of any issuers having filed a Schedule TO in connection with conversion rights. For example, we note that a number of issuers recently have issued notices in connection with the opening of windows of convertibility and have not treated the opening of the conversion window as an issuer tender offer. See, e.g., Press release issued by Ryerson Inc. on June 28, 2007 (included as Exhibit 99.1 to Ryerson Inc.’s Current Report on Form 8-K filed on June 29, 2007 (File No. 001-09117)); Press release issued by Ivax Corporation on October 3, 2005 (included as Exhibit 99.1 to Ivax Corporation’s Current Report on Form 8-K filed on October 3, 2005 (File No. 001-09623)); Press Release issued by School Specialty, Inc. on September 12, 2005 (included as Exhibit 99.1 to School Specialty, Inc.’s Current Report on Form 8-K filed on September 13, 2005 (File No. 000-24385)); Press release issued by Quanex Corporation on August 1, 2005 (included as Exhibit 99.1 to Quanex Corporation’s Current Report on Form 8-K filed on August 4, 2005 (File No. 001-05725)). We also note that issuers would have significant difficulties in complying with the tender offer rules if

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

the occurrence of any event triggering a conversion feature of a security constituted the commencement of a tender offer. For example, some securities become convertible upon the occurrence of certain triggering events, such as a ratings downgrade, which can occur without any prior notice to the issuer, and some convertibility windows might not continue for a full 20 business days. In addition, if an issuer were required to comply with the issuer tender offer rules, shares could not be issued upon the exercise of a conversion right until the expiration of the offer period. This could violate an issuer’s obligations under the applicable governing instrument since such instrument may require the issuer to deliver shares promptly following the election of a holder to exercise its right to convert.

12.
Please disclose the purpose and effect of having the company issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange in the Exchange Offer.

As described in the Offer to Exchange, in connection with the Exchange Offer, MacAndrews & Forbes (1) has entered into the Senior Subordinated Term Loan Amendment which, upon the consummation of the Exchange Offer, will extend the maturity of the Senior Subordinated Term Loan from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer, and change the interest rate of the Senior Subordinated Term Loan from 11% to 12.75% per annum and (2) will contribute to Revlon, upon the closing of the Exchange Offer, $3.71 of the aggregate outstanding principal amount of the loan under the Senior Subordinated Term Loan (by assigning a portion of its rights and obligations as lender thereunder to Revlon) for each share of Class A Common Stock exchanged in the Exchange Offer, up to a maximum contribution of $75 million of the amount due under the Senior Subordinated Term Loan. Revlon will also issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock exchanged in the Exchange Offer (the “Stock Issuance”). The Stock Issuance is an integral part of, and a required condition to, the transactions proposed by MacAndrews & Forbes. The effect of the Stock Issuance is described on page 25 of the Offer to Exchange, in the section titled “Special Factors—Certain Effects of the Exchange Offer.”

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

13.
Please disclose whether you believe you will have a separate reporting obligation under the Securities Exchange Act of 1934 with respect to the Series A Preferred Stock, and supplementally provide us with your supporting legal analysis.

To the extent required by Section 12(g) of the Securities Exchange Act of 1934, Revlon will register the Series A Preferred Stock. Moreover, as disclosed in the Offer to Exchange, until the earliest to occur of (A) the four-year anniversary of the consummation of the Exchange Offer, (B) no shares of Series A Preferred Stock, no shares of Series B Preferred Stock and no shares of Class A Common Stock being outstanding (other than shares beneficially owned by MacAndrews & Forbes and its affiliates) and (C) the consummation of any merger or share exchange that constitutes a Change of Control Transaction, during any period in which Revlon is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Revlon will file or furnish, as appropriate, on a voluntary basis all periodic and other reports with the SEC that are required of a company that is subject to such reporting requirements.

14.
In the second sentence of the fourth paragraph on page iii, you appear to be stating that you have no obligation to update the information contained in your offering document. Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders. See Rule 13e-4(e)(3).

We are replacing the second sentence of the fourth paragraph on page 5 of the Offer to Exchange with the following two sentences:

The information contained in this Offer to Exchange is correct in all material respects as of the date hereof. Neither the delivery of this Offer to Exchange nor the consummation of the Exchange Offer will create the implication that the information contained herein is correct at any time after the date hereof, however, if a material change occurs in the information contained in this Offer to Exchange, we will disseminate promptly disclosure of the change to you.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

Summary Term Sheet, page 1
15.
We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to the company and “Revlon’s unaffiliated stockholders” with such term defined to mean Revlon’s stockholders “other than MacAndrews & Forbes, and its affiliates.” We consider all of the company’s directors and officers to be affiliates of the company. Thus, revise here, and as necessary throughout the filing, to provide the fairness determination as required by Item 1014(a) of Regulation M-A.

We are revising the disclosure on page 6 of the Offer to Exchange as follows:
We refer to the stockholders of Revlon, other than our directors and officers and MacAndrews & Forbes and its affiliates, as “Revlon’s unaffiliated stockholders.”
16.	Revise your Summary Term Sheet to briefly discuss, and highlight, the limitations on your ability to pay dividends on, or redeem, the preferred stock identified in the last risk factor on page 18.

We are adding the following disclosure to the section of the Summary Term Sheet titled “Terms of the Series A Preferred Stock” on page 12:

Under the DGCL, we are permitted to pay dividends only from our “surplus,” which is the excess of our total assets over the sum of our liabilities plus the aggregate par value of our outstanding capital stock, or if we have no surplus, out of our net profits for the year in which a dividend is declared and/or for the immediately preceding fiscal year. Additionally, we are permitted to redeem the Series A Preferred Stock only from our surplus. Moreover, any refinancing of the 9 1/2% Senior Notes, which are due in April 2011, will need to permit us to pay the $1.50 dividend payable on the second anniversary of the issuance of the Series A Preferred Stock if no change of control transaction has occurred by that date. Although Revlon intends to refinance the 9 1/2% Senior Notes to permit the payment of the $1.50 dividend, to the extent that any refinancing of such Senior Notes does not permit us to pay the $1.50 dividend, we may not be able to do so. In the event that we fail to pay any required dividends on our Series A Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of our Series A Preferred Stock upon redemption.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

17.
Refer to the entry captioned “Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer.” Please revise here and throughout the document to disclose whether each filing person made a determination of both substantive and procedural fairness, not solely financial fairness.

We are revising the section of the Offer to Exchange titled “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” beginning on page 39, to clarify that while the Board of Directors of Revlon found the Exchange Offer to be procedurally fair to Revlon’s unaffiliated stockholders who tender their shares for exchange, as well as the unaffiliated stockholders who do not tender their shares, Revlon has not taken any position as to the substantive fairness, including the financial fairness, of the Exchange Offer. We are also revising the section of Offer to Exchange titled “Special Factors—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer,” beginning on page 42, to clarify that MacAndrews & Forbes and Mr. Perelman has each found the Exchange Offer to be procedurally and substantively fair, including financially fair, to Revlon’s unaffiliated stockholders who tender their shares for exchange, and procedurally fair to Revlon’s unaffiliated stockholders who do not tender their shares for exchange in the Exchange Offer. MacAndrews & Forbes and Mr. Perelman have not taken any position as to the substantive fairness of the Exchange Offer to Revlon’s unaffiliated stockholders who do not tender their shares for exchange in the Exchange Offer.

18.
You state on page 7 and elsewhere in the document that you will announce any extension of the exchange offer by no later than 5:00 p.m., New York City time, on the business day after the previously scheduled Expiration Date. Please revise your disclosure to comply with the requirements of Rule 14e-1(d).

We are revising the disclosure throughout the document to state that we will announce any extensions by press release or other permitted means by no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

Special Factors, page 20
19.
The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the offering document, immediately following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please revise the offering document to relocate this section prior to Risk Factors.

We are revising the Offer to Exchange so that the “Special Factors” section appears before the Risk Factors.
Purpose of and Reasons for the Exchange Offer, page 20
20.	Revise your disclosure to state the reasons for structuring the offer and the terms of the preferred stock as you have structured each. Refer to Item 1013(c) of Regulation M-A.

We are adding the following disclosure to the end of the first paragraph under the heading “Purpose of and Reasons for the Exchange Offer” on page 24:

The Exchange Offer and the terms of the Series A Preferred Stock have been structured so as to (i) accomplish MacAndrews & Forbes’ proposal to extend the maturity of the Senior Subordinated Term Loan until four years from the issuance of the Series A Preferred Stock, upon the successful completion of the Exchange Offer, and (ii) provide the holders of Class A Common Stock who tender in this Exchange Offer a security with a liquidation preference and dividend amount that mirror the principal amount and interest rate of the Senior Subordinated Term Loan being contributed to Revlon by MacAndrews & Forbes upon consummation of the Exchange Offer.

21.	Revise this section to disclose the purposes of and reasons for the transaction of each filing person, not only the company.

We are revising this section to disclose the purposes of and reasons for the transaction by each filing person.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

Certain Effects of the Exchange Offer, page 21
22.	Please provide the disclosure required by instruction 3 to Item 1013(d) of Regulation M-A.

The information required by instruction 3 to Item 1013(d) of Regulation M-A appears on page 7 of the Schedule 13E-3/TO in the final paragraph of “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 7. Purposes, Alternatives, Reasons and Effects.” We are including this information in the section of the Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” on page 28.

Alternatives to the Exchange Offer
Subordinated Indebtedness, page 25
23.
Please disclose why you found the terms and conditions for a refinancing of the Senior Subordinated Term Loan to be unfavorable. We note that the referenced debt is held by MacAndrews & Forbes, a filing person in the Schedule 13E-3.

We are revising the disclosure on page 29 of the Offer to Exchange as follows:

From time to time, the Company has explored the possibility of refinancing the Senior Subordinated Term Loan through subordinated indebtedness. The Company’s ability to refinance the Senior Subordinated Term Loan is restricted by the terms of its existing financing arrangements and must be refinanced with subordinated indebtedness or equity offerings. The possible terms and conditions available for any such refinancing through further subordinated indebtedness have not been viewed by the Company as favorable given the conditions in the credit markets for subordinated financing and our current credit ratings which, based on informal discussions with bankers, lead us to believe that any such refinancing could require amendments to or refinancing of other existing debt instruments, significantly higher rates for such subordinated indebtedness and/or potential equity dilution related to such refinanced subordinated indebtedness.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

Background of the Transactions, page 26
24.
In several locations throughout this section you refer to parties generally. For example, rather than identifying the individuals that took place in these meetings and/or discussions you refer to them generally as “management,” “representatives of Barclays Capital,” etc. Please revise your disclosure so that it identifies all material persons who participated in these discussions rather than the general descriptions you currently provide. Also, where indicated, please provide greater detail regarding the content of these discussions. For example, the descriptions of the meetings that took place on April 17 and May 18, 2009 provide no substantive disclosure. As a further example, the May 22, 2009 meeting description contains almost no substantive information, and does not explain why the Special Committee expressed a strong preference for an all-cash transaction.

We are revising the disclosure regarding the background of the transactions to include more detail, as you requested.

25.
On a related note, disclose each meeting or conversation at which the transaction or its terms were discussed, instead of referring to “follow-up conversations” with Fidelity (page 27) or to “[b]etween June 10, 2009 and July 22, 2009, there were several conversations...” (page 32).

As noted in our response to Comment 24, we are revising the disclosure regarding the background of the transactions to include more detail, as you requested.

26.
Please revise the first full paragraph on page 27 to discuss how a reclassification of the MacAndrews & Forbes debt into current liabilities “could have a negative impact on Revlon’s business” and to disclose whether you attempted to refinance the debt (whether with MacAndrews & Forbes or with other lenders) despite your belief relating to the “continued illiquidity of the credit markets” and its effect on the pricing of such a transaction.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

We are revising the disclosure on page 31, as follows:

In March 2009, MacAndrews & Forbes began to consider alternative capital structures for Revlon in order to (1) address the repayment of the Senior Subordinated Term Loan which matures in August 2010, and (2) address the perception that the Revlon brand and business were being adversely affected by the Company’s low stock price, in a manner that would provide an attractive alternative for Revlon’s unaffiliated stockholders. MacAndrews & Forbes’ concern regarding the August 2010 maturity of the Senior Subordinated Term Loan was, in part, based on the fact that the Senior Subordinated Term Loan being classified as a current maturity on Revlon’s balance sheet at September 30, 2009, could have a negative impact on Revlon’s business. If the Company was required to classify and disclose the Senior Subordinated Term Loan as a current maturity on Revlon’s balance sheet at September 30, 2009, it could lead to concerns about Revlon’s ability to refinance or repay the Senior Subordinated Term Loan, which could create negative perceptions of the Company and could have a negative impact on its business, operations and/or employees. MacAndrews & Forbes’ concern regarding the August 2010 maturity of the Senior Subordinated Term Loan was also based on its belief that the continued illiquidity of the credit markets would likely make refinancing the Senior Subordinated Term Loan extremely expensive and potentially significantly dilutive to Revlon’s unaffiliated stockholders (assuming it could be refinanced at all).

Further, as discussed in the response to Comment 23, the Company’s ability to refinance the Senior Subordinated Term Loan is restricted by the terms of its existing financing arrangements and must be refinanced with subordinated indebtedness or equity offerings, and the possible terms and conditions available for any such refinancing through further subordinated indebtedness have not been viewed by the Company as favorable given the conditions in the credit markets for subordinated financing and its current credit ratings which, based on informal discussions with bankers, lead the Company to believe that any such refinancing could require amendments to or refinancing of other existing debt instruments, significantly higher rates for such subordinated indebtedness and/or potential equity dilution related to such refinanced subordinated indebtedness.

27.	In the third full paragraph on page 30, please disclose why MacAndrews & Forbes was unwilling to make a cash offer.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

We are adding the following disclosure on page 34 of the Offer to Exchange.

Mr. Schwartz advised that MacAndrews & Forbes was unwilling to make a cash offer because the April 13 proposal was structured to address the impending maturity of the Senior Subordinated Term Loan in a manner that would provide benefits to the participating holders of Revlon’s Class A Common Stock through the issuance of Series A Preferred Stock, and a cash offer would not have accomplished the objective of addressing the impending maturity of the Senior Subordinated Term Loan.

28.
On page 31, please disclose all of the reasons why the Special Committee determined not to retain a financial advisor to opine on the fairness of the transaction, instead of stating “among other things.” Please also disclose why the voluntary nature of the exchange offer precluded the need for a fairness opinion in the estimation of the Special Committee. Please disclose whether, in making the determination not to obtain a fairness opinion, the Special Committee considered the difficulty of obtaining a fairness opinion, given Barclays Capital’s stated inability to deliver one.

We are revising the disclosure on page 36 as follows:

The Independent Directors did not believe that a fairness opinion was necessary for their evaluation of the Exchange Offer because they had determined that, due to the voluntary nature of the Exchange Offer, they would only focus on the procedural fairness of the Exchange Offer to Revlon’s unaffiliated stockholders and not make a determination as to the substantive fairness of the Exchange Offer. Furthermore, in light of Barclays Capital’s inability to deliver a fairness opinion with respect to the April 13 proposal, together with the fact that the shares of preferred stock proposed to be issued in the exchange offer had substantially similar financial characteristics as those proposed to be issued under the April 13 proposal, the Independent Directors believed that they would not be able to obtain a fairness opinion with respect to the Exchange Offer, though the Independent Directors did not believe that such fairness opinion was necessary for their evaluation of the Exchange Offer. Accordingly, the Independent Directors determined not to retain a financial advisor in connection with the Exchange Offer.

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

29.
Please disclose all of the financial forecasts that management and/or the board of directors provided to Barclays Capital or any other third party, such as the financial and operating information referred to on page 43 and the financial projections and detailed assumptions referred to on page 29. In addition, please disclose and quantify (to the extent possible) the material assumptions underlying the forecasts.

All material financial forecasts provided by Revlon to Barclays Capital or any other third party have been disclosed in the Offer to Exchange, beginning on page 76 in the section titled “Special Factors — Certain Projected Financial Information of Revlon.”

30.
It appears that beginning on June 9, 2009 the committee no longer acted on behalf of the Revlon board of directors and the authority to act on behalf of the board of directors previously granted to the committee was not given to the independent directors. Explain why the committee decided that further consideration of the exchange offer would be undertaken by the independent members of the board of directors instead of the special committee previously established.

We have revised the disclosure on page 36 of the Offer to Exchange as follows:

On June 9, 2009, the Special Committee, together with other Independent Directors, met with its advisors. Gibson informed the Special Committee that MacAndrews & Forbes’ legal advisors at Wachtell Lipton confirmed that the Special Committee was not being asked to accept or act upon the original April 13 proposal by MacAndrews & Forbes or the May 26 alternative, and that the only transaction currently under discussion was a voluntary exchange offer that would be evaluated and negotiated by the Independent Directors, on behalf of the full Board of Directors, and not by the Special Committee. Because the Special Committee was no longer being asked to consider the April 13 proposal or the May 26 alternative and because the proposed exchange offer was an entirely separate offer and therefore outside of the scope of the authority granted to the

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

Special Committee, the members of the Special Committee unanimously agreed that the work of the Special Committee was complete and that it was appropriate for the full Board of Directors (with Messrs. Perelman, Schwartz, Kennedy and Ennis not participating) to consider the exchange offer. Later that day, all of the Independent Directors met to discuss the terms of the proposed exchange offer. The Independent Directors confirmed that they would be represented by Gibson. Barclays Capital was not retained to advise and did not advise the Special Committee or the Revlon Board of Directors in connection with the Exchange Offer. The Independent Directors had the full authority to evaluate and negotiate the Exchange Offer on behalf of our Board of Directors, and in fact did so.

31.	Disclose which protective provisions you are referring to in the first full paragraph on page 32 instead of referring to “certain” such provisions.

The referenced provisions are the provisions of Section 2 of the Contribution and Stockholder Agreement. We are revising the disclosure in the Offer to Exchange beginning on page 36 to clarify this as follows:

On June 17, 2009, Gibson, on behalf of the Independent Directors, and Wachtell Lipton had a telephone conversation to discuss and negotiate the terms of the Exchange Offer and protective provisions for the benefit of those stockholders of the Company, if any, who would choose not to participate in the Exchange Offer. On June 23, 2009, Gibson, Skadden Arps and Wachtell Lipton further discussed the terms of the Exchange Offer and such protective provisions. The protective provisions that were agreed to among the parties, as refined based on discussions with counsel for the Independent Directors and separate discussions with Plaintiffs’ Counsel in connection with the Delaware actions described in “Stockholder and Derivative Litigation” which occurred in July 2009 and early August 2009, have been included as covenants of Revlon and MacAndrews & Forbes in the Contribution and Stockholder Agreement.

32.	In the last paragraph on page 32 you refer to the “Independent Directors.” We are unable to locate a definition for such term. Please advise.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

The “Independent Directors” are Alan S. Bernikow, Paul J. Bohan, Meyer Feldberg, Ann D. Jordan, Debra L. Lee, Tamara Mellon, Kathi P. Seifert, and, through June 16, 2009, Kenneth Wolfe, none of whom is affiliated with MacAndrews & Forbes. We are revising the Offer to Exchange to clarify this by defining “Independent Directors” in the Summary Term Sheet on page 8.

Position of Revlon as to the Fairness of the Exchange Offer, page 34
33.
The board of directors of Revlon, and MacAndrews & Forbes, have expressed their conclusion that the offer is fair to the unaffiliated stockholders of the company. Please revise your disclosure so that each filing person states whether the Rule 13e-3 transaction is fair to each group of unaffiliated security holders: (1) those unaffiliated security holders who participate in the exchange offer and (2) those unaffiliated security holders who will continue to hold Class A Common Stock. Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Exchange Act Release 17719 (April 13, 1981)
.

As noted in our response to Comment 17, we are revising the Offer to Exchange to clarify the fact that while the Board of Directors of Revlon found the Exchange Offer to be procedurally fair to Revlon’s unaffiliated stockholders who tender their shares for exchange, as well as the unaffiliated stockholders who do not tender their shares, Revlon has not taken any position as to the substantive fairness, including the financial fairness, of the Exchange Offer. We are further revising the Offer to Exchange to clarify the fact that MacAndrews & Forbes and Mr. Perelman has each found the Exchange Offer to be procedurally and substantively fair to Revlon’s unaffiliated stockholders who tender their shares for exchange, and procedurally fair to Revlon’s unaffiliated stockholders who do not tender their shares for exchange in the Exchange Offer. MacAndrews & Forbes and Mr. Perelman have not taken any position as to the substantive fairness of the Exchange Offer to Revlon’s unaffiliated stockholders who do not tender their shares for exchange in the Exchange Offer
.

34.
Please revise the third full bullet point on page 34 to explain how the independent directors’ knowledge of the company’s business, assets, financial condition, results of operations and prospects supported the fairness determination. What about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board’s analysis?

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

We are revising the third bullet on page 39 of the Offer to Exchange as follows:

• our prospects if we were unable to repay the Senior Subordinated Term Loan when it matures; and

35.
On page 35, you refer to an opinion from a nationally recognized valuation firm as to the adequacy of the company’s surplus to consummate the exchange offer. Please provide the disclosure required by Item 1015(b) of Regulation M-A and file any written materials as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A.

As required by applicable Delaware law, Revlon’s Board of Directors determined that Revlon had adequate “surplus” (as defined in Section 154 of the General Corporation Law of the State of Delaware) to redeem the shares of Class A Common Stock that are tendered in the Exchange Offer. In connection with making this determination, Revlon’s Board of Directors considered such factors as it deemed appropriate, including, as is customary and permitted by Delaware law, the views of outside experts. The opinion referred to on page 35 of the Offer to Exchange dealt solely with “surplus” under Delaware law, and we do not believe that it is “materially related” to the Offer to Exchange. Accordingly, we have deleted the reference to the opinion from the Offer to Exchange. We therefore do not believe that Item 1015(b) of Regulation M-A is applicable.

36.
We note the disclosure in the first bullet point relating to procedural fairness on page 35. Your disclosure that the transactions were unanimously approved by the company’s independent directors and that those directors were granted full authority to evaluate and negotiate the transactions does not appear to correspond with the disclosure in the “Background” section. Please advise or revise.

As noted in the response to Comment 30, we have revised the disclosure on page 36 to clarify that the Independent Directors had the full authority to evaluate and negotiate the Exchange Offer on behalf of the full Board of Directors and in fact did so.

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

37.	Please delete the reference to arms-length negotiations appearing on page 35. References to arms-length negotiations are inappropriate in a transaction that was negotiated with a related party.

In response to your comment we are revising the disclosure to delete references to arms-length negotiations.

38.
On page 37, you state that the board of directors did not consider stock prices, net book value, going concern value or liquidation value in determining whether the offer is fair. Instead, the board appears to have relied on the voluntary nature of the transaction and consideration of the deal terms in isolation in making its fairness determination. In this regard, we note that the list of supporting factors for the fairness determination beginning on page 34 consists primarily of a recitation of the terms of the deal. Accordingly, the board of directors appears to have not made a true, objective determination as to the substantive fairness of the transaction. Please advise, or revise your disclosure.

We are revising the disclosure in the section of the Offer to Exchange titled “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” beginning on page 39, to reflect that (i) Revlon has not taken any position as to the substantive fairness of the Exchange Offer and (ii) the Board considered factors which (1) supported the determination of fairness of the transaction to Revlon, (2) supported the determination of procedural fairness to Revlon’s unaffiliated stockholders who tender their shares for exchange, as well as Revlon’s unaffiliated stockholders who do not tender their shares, and (3) were generally positive.

39.	We are unable locate the statement required by Item 1004(e) of Regulation M-A. Please direct us to this disclosure, or revise your offering document.

The statement required by Item 1004(e) of Regulation M-A appears on page 9 of the Schedule 13E-3/TO in part (e) of “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 4. Terms of the Transaction.”

David L. Orlic, Esq.
United States Securities and Exchange Commission

August 27, 2009

We are adding the following sentence to the end of the section of the Offer to Exchange titled “Where Stockholders Can Find More Information”, beginning on page 118 of the Offer to Exchange:

We have not made any provision in connection with the transaction to grant Revlon’s unaffiliated stockholders access to the corporate files of Revlon or any MacAndrews & Forbes Participant or to obtain counsel or appraisal services at the expense of Revlon or any MacAndrews & Forbes Participant.

40.
We are unable to locate the statement required by Item 1014(d) as to whether or not the board of directors retained an unaffiliated representative to act solely on behalf of unaffiliated security holders to negotiate the transaction. Please direct us to this disclosure, or revise your offering document.

The statement required by Item 1014(d) appears on page 8 of the Schedule 13E-3/TO in part (d) of “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 8. Fairness of the Transaction.”

We are adding the following sentence to the end of the section of the Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered,” on page 39.

An unaffiliated representative was not retained to act solely on behalf of Revlon’s unaffiliated stockholders for purposes of negotiating the terms of the Exchange Offer or preparing a report concerning the fairness of the Exchange Offer.

Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer, page 37
41.
We note your disclosure in the second full bullet point on page 38 that the proposed transaction is the “only viable solution to the impending maturity” of the debt held by MacAndrews & Forbes. Explain why this was the only viable solution. For example, did MacAndrews & Forbes consider extending

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

the maturity of the debt? Did it consider cancelling the debt in exchange for other securities?

We are revising the bullet to add the following disclosure on page 43 of the Offer to Exchange:

The MacAndrews & Forbes Participants’ beliefs that the proposed transaction offers the only viable solution to the impending maturity of the Senior Subordinated Term Loan from MacAndrews & Forbes to RCPC, while preserving significant value for Revlon’s stockholders, and that any other alternative subordinated refinancing, if available at all, for the Senior Subordinated Term Loan would likely be on significantly worse economic terms for Revlon. The MacAndrews & Forbes Participants believe the proposed transaction offers the only viable solution to the impending maturity of the Senior Subordinated Term Loan because the proposed transaction offers a security with substantial benefits to the holders of Class A Common Stock who tender in the Exchange Offer, and any alternative transaction to address such impending maturity could be detrimental to the holders of Class A Common Stock by, among other things, resulting in significantly worse economic terms and/or the potential for significant dilution to the holders of the Class A Common Stock. MacAndrews & Forbes only considered extending the maturity of the Senior Subordinated Term Loan in connection with the April 13 proposal, the May 26 alternative and this Exchange Offer and did not otherwise consider exchanging the Senior Subordinated Term Loan for another security of Revlon as MacAndrews & Forbes believes that the original April 13 proposal, the May 26 alternative and this Exchange Offer provide more beneficial terms to the holders of our Class A Common Stockholders than any such alternative proposal;

42.	Please explain how the facts set forth in the fifth bullet point on page 38 support the fairness determination.

We are revising the bullet to add the following disclosure on page 43 of the Offer to Exchange:
The MacAndrews & Forbes Participants believe that such terms provide substantial benefits to the holders of Class A Common Stock

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

who tender in the Exchange Offer, while addressing the impending maturity of the Senior Subordinated Term Loan, and that such terms are more beneficial to the holders of Class A Common Stock than any alternative transaction to address such impending maturity;

43.
Tell us whether MacAndrews & Forbes considered as a negative factor in its fairness determination that security holders participating in the exchange offer will only participate on a limited basis in any future earnings or growth of the business. lf so, please revise your disclosure. If not, so state. Also, in an appropriate location of this section, address what effect, if any, MacAndrews & Forbes’s control of a majority of the equity of the company, board representation and status as debtholder had on its procedural fairness determination.

We are adding the following paragraph to the section of the Offer to Exchange titled “Special Factors—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer,” on page 46:

The MacAndrews & Forbes Participants did not consider as a negative factor in their fairness determinations that security holders participating in the Exchange Offer will participate on a limited basis in any future earnings or growth of the Company because the holders of the Series A Preferred Stock will receive substantial value in the form of quarterly cash dividends, a special dividend in the event that Revlon does not engage in one of certain specified change of control transactions within two years of the consummation of the Exchange Offer and the ability to receive additional upside value up to total payments of $12.00 or $12.50 per share in the event that Revlon does engage in one of certain specified change of control transactions within two or three years of the consummation of the Exchange Offer, as the case may be. Another reason the MacAndrews & Forbes Participants did not consider this as a negative factor in their fairness determinations was that the Exchange Offer provides Revlon’s unaffiliated stockholders the opportunity to acquire a senior, dividend paying security that may have characteristics that are more aligned with their risk profile and investment strategy.

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

We are revising the second to last bullet in the substantive fairness bullets in the section on page 44 of the Offer to Exchange titled “Special Factors—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer” to state:

• the fact that stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer will have the benefit of the post-consummation of the Exchange Offer protections negotiated by the Independent Directors, and because such protections were negotiated by the Independent Directors, the MacAndrews & Forbes Participants do not believe that their control of a majority of the equity of the Company, their board representation and/or MacAndrews & Forbes’ status as debtholder of the Company had an impact on their procedural fairness determinations; and

44.
MacAndrews & Forbes does not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, your disclosure does not explain why Revlon’s status as a viable going concern precludes the consideration of net book value or liquidation value of Revlon. Also, current and historical market prices are not addressed. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the Transaction, the reasons why should be clearly explained for security holders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, Release 34-17719 (April 13, 1981).

We are revising our disclosure by adding the following new paragraph beginning on page 46 of the Offer to Exchange:

While the MacAndrews & Forbes Participants considered historical market prices of the Class A Common Stock and the prices they have paid for Class A Common Stock in the previous two years, and noted that in both cases they reflected prices above recent trading prices, the MacAndrews & Forbes Participants concluded that these factors were not important in determining present value. In the MacAndrews & Forbes Participants’ judgment, the prices they or anyone else paid in the past are not necessarily indicative of the value of the Class A Common Stock as of the date of this Offer to Exchange. The

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

MacAndrews & Forbes Participants considered the current market prices of the Class A Common Stock, but concluded that this factor was not important to their determinations of the fairness of the Exchange Offer because of the entirely voluntary nature of the Exchange Offer and because of the protections afforded to Revlon’s unaffiliated stockholders who choose not to tender their shares of Class A Common Stock in the Exchange Offer, as described in the section titled “The Contribution and Stockholder Agreement.”

45.
Disclosure on page 41 indicates that the Broadpoint-Gleacher report is summarized elsewhere in the document, but we are unable to locate this disclosure. Please advise, or revise your disclosure. In addition, provide the disclosure required by item 1015(b) of Regulation M-A with respect to this advisor.

In response to your comment, we have revised the Offer to Exchange to add a section to the Offer to Exchange titled “Special Factors—Report of MacAndrews & Forbes’ Financial Advisor,” beginning on page 56 of the Offer to Exchange.

Preliminary Draft Report of Special Committee’s Financial Advisor, page 42
46.	Please clearly disclose why Barclays Capital was unable to provide a fairness opinion in connection with this transaction.

As disclosed in the section of the Offer to Exchange titled “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor—Role of Barclays Capital,” beginning on page 48, “Barclays Capital was not retained to advise, and did not advise, the Special Committee or the Revlon Board of Directors in connection with the Exchange Offer.” As such, Barclays Capital was not asked to provide a fairness opinion in connection with the Exchange Offer, and therefore did not do so.

47.
In the second full paragraph on page 44, your disclosure indicates that Barclays Capital assumed that financial projections provided by Revlon management were accurate and complete. Please disclose whether the board of directors reviewed for accuracy and completeness the financial

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

information, forecasts, projections, assumptions and other information provided by management to Barclays Capital and whether the board of directors found Barclays Capital’s reliance on those materials to be reasonable.

Revlon’s Board of Directors, through its Special Committee, retained Barclays Capital as its financial advisor in connection with its evaluation of the April 13 proposal (Barclays Capital was not retained to advise, and did not advise, the Special Committee or the Revlon Board of Directors in connection with the Exchange Offer; the work of Barclays Capital was limited to assisting the Special Committee in connection with its consideration of the April 13 proposal), and, as is the customary practice when directors retain experts, relied upon Barclays to review and analyze the financial information provided by Revlon’s management and relied upon management to provide accurate and complete financial information to Barclays Capital. The Independent Directors did not undertake an independent review for accuracy and completeness of the financial information, forecasts, projections, assumptions and other information provided by management to Barclays Capital, nor did they undertake any independent analysis of whether Barclays Capital’s reliance on those materials was reasonable. Indeed, we note that Section 141(e) of the General Corporation Law of the State of Delaware provides that, “A member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.” In light of the foregoing, we do not believe any additional disclosure is appropriate.

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

General, page 50
48.	Please quantify the fee paid by Revlon to Barclays Capital. See Item 1015 of Regulation M-A.

We are revising the disclosure on page 56 of the Offer to Exchange as follows:

As compensation for its services in connection with its evaluating the April 13 proposal, Revlon paid Barclays Capital a fee of $1,350,000, which included reimbursement of Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with evaluating the April 13 proposal and agreed to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by the Special Committee and the rendering of Barclays Capital’s financial advice.

Terms of the Exchange Offer
General, page 61
49.
In the third full paragraph of this section, you state that tendered shares of Class A Common Stock not accepted for exchange because of an invalid tender, the occurrence of other events set forth in the offer to exchange or otherwise, will be returned to the tendering holder “as promptly as practicable” after expiration. Please revise your disclosure to clarify that you will return all such securities “promptly” following the expiration of the Offer. Please make similar revisions throughout your document as necessary. Refer to Rule 14e-1(c).

We have revised the disclosure on page 78 of the Offer to Exchange as follows:

Any tendered shares of Class A Common Stock not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this Offer to Exchange or otherwise, will promptly be returned, without expense, to the tendering holder after the Expiration Date.

Withdrawal Rights, page 66
50.	Please disclose the date after which security holders may withdraw shares tendered in the offer. See Item 1004(a)(1)(vi) of Regulation M-A and Rule 13e-4(f)(2)(ii).

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

In accordance with Rule 13e-4(f)(2)(ii), the Offer to Exchange states on page 85 that, “a stockholder may withdraw shares of Class A Common Stock tendered pursuant to the Exchange Offer at any time prior to the Expiration Date.” (emphasis added).

51.
In the last paragraph of this section, please clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Revlon will only delay its acceptance due to an extension of the Exchange Offer. We have revised the disclosure on page 85 of the Offer to Exchange as follows:

If we delay our acceptance for exchange of shares of Class A Common Stock due to an extension of the Expiration Date of the Exchange Offer, then, without prejudice to our rights under the Offer, the Exchange Agent may nevertheless, on our behalf, retain tendered shares of Class A Common Stock, and such shares of Class A Common Stock may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section prior to the Expiration Date.

Certain United States Federal Income Tax Considerations, page 68
52.	We note your disclosure that this section summarizes “certain” of the federal income tax consequences of the exchange offer. Please ensure that you discuss all material consequences.

The disclosure in the Offer to Exchange discusses all material United States Federal Income Tax considerations. We are re-naming the section “Material United States Federal Income Tax Considerations.”

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 27, 2009

Documents Incorporated by Reference, page 97
53.
Refer to the paragraph preceding the table on page 97. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

We are deleting the reference to, “all documents filed (but not ‘furnished’) by Revlon under section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the consummation of the Exchange Offer” being incorporated by reference, and we confirm that Revlon will amend its Schedule 13E-3/TO should it wish to incorporate by reference to future filings.

Annex D
54.
We are unable to locate the information required by Item 1003(c)(3)-(5) of Regulation M-A with respect to the executive officers and directors of Revlon. Please direct us to this disclosure, or revise to include this information.

The information required by Item 1003(c)(3) and 1003(c)(4) appears on page 6 of the Schedule 13E-3/TO in part (c) of “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 3. Identity and Background of Filing Person.” We are revising this item to include the information required by item 1003(c)(5), and we have revised Annex D to include all of this information.

* * *
     If you have any questions with respect to the foregoing, please contact Alan C. Myers at (212) 735-3780 or Adam O. Emmerich at (212) 403-1234.

Very truly yours,
/s/ Alan C. Myers
Alan C. Myers

/s/ Adam O. Emmerich
Adam O. Emmerich

Enclosures
cc:	Robert K. Kretzman, Esq. Barry F. Schwartz, Esq.

August 27, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David L. Orlic, Esq. Attorney-Advisor Office of Mergers and Acquisitions
Ladies and Gentlemen:
          Reference is made to your letter dated August 21, 2009 (the “Comment Letter”) relating to the Schedule 13E-3/TO-I (the “Schedule 13E-3/TO”) filed by the Revlon, Inc. (“Revlon”) and MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”) on August 10, 2009, as amended (File No. 005-49483).
          Per your request, each of Revlon and MacAndrews & Forbes acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
REVLON, INC.

By:	/s/ Robert K. Kretzman

Name:	Robert K. Kretzman
Title:	Executive Vice President, Human Resources, Chief Legal Officer and General Counsel
MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz

Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

By:	/s/ Ronald O. Perelman

Name:	Ronald O. Perelman